TMM COMPANY CONTACT:                                                                      AT DRESNER CORPORATE SERVICES:
Jacinto Marina, Deputy CEO                                                                         Kristine Walczak (investors, analysts, media)
011-525-55-629-8718                                                                              312-726-3600
jacinto.marina@tmm.com.mx                                                                         kwalczak@dresnerco.com

Monica Azar, Investor Relations
011-525-55-629-8703
monica.azar@tmm.com.mx

GRUPO TMM REPORTS FOURTH-QUARTER AND FULL-YEAR 2010 FINANCIAL RESULTS

        *   Consolidated operating profit up 26.0% for full year
        *   Consolidated EBITDA up 24.3% for full year
        *   Free cash flow positive for full year

(Mexico City, February 28, 2011) – Grupo TMM, S.A.B. (NYSE: TMM and BMV: TMM A; “TMM” or the “Company”), a Mexican intermodal transportation and logistics Company, reported today its financial results for the fourth quarter and full year of 2010.

MANAGEMENT OVERVIEW
José F. Serrano, chairman and chief executive officer of Grupo TMM, said, “TMM’s results in 2010 demonstrated continued operational efficiency and a successful business strategy. Consolidated EBITDA for the year of $89.4 million was in line with our guidance, improving 24.3 percent over 2009. Moreover, EBITDA has grown 182.0 percent over the last five years at a compounded rate of 29.6 percent.

“One of our major accomplishments in 2010 was TMM’s improved debt profile, which we achieved through a debt restructuring and through the consolidation of the three tranches of our 20-year, non recourse, Mexican Trust Certificates Program into one issuance. With the additional proceeds of the new issuance, we paid certain dollar denominated debt and reduced the cash requirements to service our debt going forward. Additionally, the Program’s credit rating improved to AA in the domestic scale.

“Throughout 2010, we maintained cost-efficient operations, preserving the profitability of the Company as we continue to operate in a relatively flat environment. For each quarter of 2010, TMM was free cash flow positive, closing 2010 with $19.4 million of free cash flow compared to $15.7 million of negative cash flow in 2009, an improvement of $35.1 million.”

Serrano concluded, “In 2011, we will remain focused on profitable operations and appropriately deploying our capital. As part of our five-year growth strategy, we will pursue our goal to grow the Company's long-term earnings generating capacity. We believe we are well positioned to strengthen our industry-leading franchise by taking advantage of strategic opportunities to add new vessels to our fleet and increase our penetration in Mexican ports, such as the development of a container cargo terminal and a liquid terminal at the port of Tuxpan.”

FOURTH-QUARTER AND FULL-YEAR 2010 FINANCIAL AND OPERATING RESULTS
Compared to the same periods of last year, consolidated revenue decreased 6.7 percent in the 2010 fourth quarter and 1.0 percent in the 2010 full year. Revenue in the 2010 periods was negatively impacted by reduced revenue in the fourth quarter at product and chemical tankers in the Maritime segment, and in the fourth quarter and full year at Logistics.

Consolidated operating profit decreased 64.0 percent in the 2010 fourth quarter over the same period of last year, due mainly to a 4.8 percent profit decrease at Maritime and to increased losses at Logistics. Consolidated operating profit in the 2010 full year grew 26.0 percent compared to the 2009 full year, mainly attributable to increases at Maritime and Ports.

In the 2010 fourth quarter, consolidated EBITDA decreased 6.0 percent to $22.1 million compared to $23.5 million in the same period of last year. In the full year of 2010, EBITDA increased 24.3 percent to $89.4 million compared to $71.9 million in 2009. However, full-year 2009 consolidated EBITDA included a $4.4 million gain from the sale of two offshore vessels in the second quarter of 2009. Without this one-time gain, EBITDA increased 32.4 percent, or $21.9 million, in the 2010 full year, compared to the same period last year.

At Maritime, fourth-quarter 2010 revenue and operating profit decreased 2.5 percent and 4.8 percent, respectively, compared to the 2009 fourth quarter. Revenue reductions were mainly attributable to product tankers, impacted by two bare boat contracts which were extended at lower rates, and to chemical tankers, due to one less vessel in operation. Gross profit decreased due to lower rates at product tankers and offshore vessels in the fourth quarter of 2010.

In the full year of 2010 Maritime revenue increased 0.5 percent as a result of improved results at offshore, due to operating one new process vessel beginning in the first quarter, and at harbor tugs, due to increased ship calls at Manzanillo. In the full year of 2010, Maritime’s operating profit grew 7.6 percent compared to 2009, due mainly to improved profit at product tankers, as all vessels worked with contracts, and at harbor tugs attributable to higher volumes.

In the 2010 fourth-quarter and full-year periods, Ports and Terminals’ revenue increased 14.3 percent and 33.3 percent, respectively, both compared to the same periods last year. Additionally, operating profit for this division increased 6.7 percent in the 2010 fourth quarter and 177.3 percent in the 2010 full year compared to the same periods of 2009. Year over year, improved results at the Ports and Terminals division were primarily attributable to revenue and profit improvement at Acapulco as a result of higher cruise ship calls and auto handling volumes; at shipping agencies due to higher volumes, benefitted by one new cruise line route among Mexican major ports in the third quarter; and at maintenance and repair as a result of continued improvement in the revenue mix and higher container volumes, specifically at the Manzanillo depot.

Compared to the same periods of last year, Logistics revenue decreased 20.2 percent and 11.2 percent in the 2010 fourth quarter and full year, respectively. This division’s revenue was impacted by $12.7 million of reduced revenue in 2010 as a result of the sale of the minority stake in the Company’s automotive inbound logistics business in April, partially offset by higher revenue at warehousing and auto hauling.

DEBT
As of December 31, 2010, TMM’s total net debt was $729.8 million. TMM’s Trust Certificates debt was negatively impacted by $40.2 million from the appreciation of the peso versus the dollar in the 2010 full year. On February 15, 2011, the Company paid approximately $44.5 million of our Trust Certificates debt, including a capital prepayment of $8.4 million.

Total Net Debt as of December 31, 2009 and 2010
Million of U.S. Dollars

	As of 12/31/09	As of 12/31/10
Mexican Trust Certificates (1)	$679.3	$786.4
Securitization Facility	19.9	11.8
Other Corporate Debt	85.2	73.9
Total Debt (2)	784.4	872.1
Cash	84.2	142.3
Total Net Debt	$700.2	$729.8

(1) 20-year term and non recourse to the Company
(2) Of total debt, only $23.7 million or 2.7%, is short- term
Exchange Rate: 13.04 pesos/dollar at December 31, 2009, and 12.38 pesos/dollar at December 31, 2010

REVALUATION SURPLUS
In the fourth quarter of 2010, according to International Accounting Standards (IAS), IAS 8 and IAS 16, the Company adopted an accounting policy for the valuation of fixed assets, specifically of its land and buildings, to estimate the variation between the accounting value and the commercial value of such assets. The result was an increase in its book value and was recognized in the stockholders equity as “revaluation surplus”. At December 31, 2010, the Company recorded a revaluation surplus of $40.4 million.

CONFERENCE CALL
TMM’s management will host a conference call and Webcast to review financial and operational highlights on Tuesday, March 1 at 11:00 a.m. Eastern time.

To participate in the conference call, please dial (800) 817-8873 (domestic) or (719) 457-2664 (international) at least five minutes prior to the start of the event. Accompanying visuals and a simultaneous Webcast of the meeting will be available at:
http://www.visualwebcaster.com/event.asp?id=76598.

A replay of the conference call will be available through March 15 at 11:59 p.m. Eastern time, by dialing (888) 203-1112 or (719) 457-0820, and entering passcode 5830763. On the Internet a replay will be available for 30 days at: http://www.visualwebcaster.com/event.asp?id=76598.

Headquartered in Mexico City, TMM is a Mexican intermodal transportation and logistics Company. Through its branch offices and network of subsidiary companies, TMM provides a dynamic combination of ocean and land transportation services. Visit TMM’s Web site at www.grupotmm.com. The site offers Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in new businesses; risks associated with the Company's reorganization and restructuring; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to restructure or refinance its indebtedness. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.

Financial tables follow...

Grupo TMM, S.A.B. and subsidiaries
Balance Sheet*
- millions of dollars –

	December 31,	December 31,
	2010	2009

Current assets:
Cash and cash equivalents	142.319	84.244
Accounts receivable
Accounts receivable - Net	37.594	47.553
Other accounts receivable	24.108	31.885
Prepaid expenses and others current assets	11.116	9.934
Total current assets	215.137	173.616
Property, machinery and equipment	894.560	823.831
Cumulative Depreciation	(176.317)	(145.433)
Property, machinery and equipment - Net	718.243	678.398
Other assets	45.248	53.250
Deferred taxes	77.632	97.274
Total assets	1,056.260	1,002.538

Current liabilities:
Bank loans and current maturities of long-term liabilities	23.672	16.043
Sale of accounts receivable	11.223	7.869
Suppliers	24.974	27.957
Other accounts payable and accrued expenses	49.270	44.186
Total current liabilities	109.139	96.055
Long-term liabilities:
Bank loans	61.072	70.974
Trust certificates debt	775.536	677.520
Sale of accounts receivable	0.550	12.047
Other long-term liabilities	29.036	26.134

Total long-term liabilities	866.194	786.675
Total liabilities	975.333	882.730

Stockholders´ equity
Common stock	155.177	155.240
Retained earnings	(97.310)	(14.446)
Revaluation surplus	40.436
Initial accumulated translation loss	(17.757)	(17.757)
Cumulative translation adjusted	(8.522)	(10.490)
	72.024	112.547
Minority interest	8.903	7.261
Total stockholders´ equity	80.927	119.808

Total liabilities and stockholders´ equity	1,056.260	1,002.538

* Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and subsidiaries
Statement of Income*
- millions of dollars –

	Three months ended		Year ended
	December 31		December 31
	2010	2009	2010	2009

Ports and Terminals	7.187	6.259	24.574	18.476
Maritime	47.122	48.338	200.570	199.646
Logistics	19.723	24.689	80.254	90.272
Revenue from freight and services	74.032	79.286	305.398	308.394

Ports and Terminals	(5.298)	(4.322)	(17.175)	(14.738)
Maritime	(22.675)	(24.053)	(100.181)	(109.757)
Logistics	(19.863)	(23.903)	(81.439)	(97.052)
Cost of freight and services	(47.836)	(52.278)	(198.795)	(221.547)

Ports and Terminals	(0.239)	(0.411)	(1.324)	(1.565)
Maritime	(10.650)	(9.736)	(42.638)	(36.282)
Logistics	(7.784)	(4.356)	(14.682)	(10.006)
Corporate and others	(0.217)	(0.091)	(0.810)	(0.248)
Depreciation and amortization	(18.890)	(14.594)	(59.454)	(48.101)

Corporate expenses	(3.382)	(3.570)	(14.036)	(14.775)
Ports and Terminals	1.650	1.526	6.075	2.173
Maritime	13.797	14.549	57.751	53.607
Logistics	(7.924)	(3.570)	(15.867)	(16.786)
Corporate and others	(0.217)	(0.091)	(0.810)	(0.248)
Other (expenses) income - Net	(0.735)	0.089	(3.086)	(0.200)
Operating Income	3.189	8.933	30.027	23.771
Financial (expenses) income - Net	(16.730)	(19.783)	(70.016)	(87.641)
Exchange gain (loss) - Net	(14.341)	(23.279)	(38.180)	(30.713)
Net financial cost	(31.071)	(43.062)	(108.196)	(118.354)
Loss before taxes	(27.882)	(34.129)	(78.169)	(94.583)
Provision for taxes	2.102	(0.440)	(1.029)	(1.087)

Net loss for the period	(25.780)	(34.569)	(79.198)	(95.670)

Attributable to:
Minority interest	0.625	0.799	1.644	1.380
Equity holders of GTMM, S.A.B.	(26.405)	(35.368)	(80.842)	(97.050)

Weighted average outstanding shares (millions)	101.995	61.840	102.007	56.894
Income (loss) earnings per share (dollars / share)	(0.26)	(0.57)	(0.79)	(1.71)

Outstanding shares at end of period (millions)	101.995	102.024	101.995	102.024
Income (loss) earnings per share (dollars / share)	(0.26)	(0.35)	(0.79)	(0.95)

* Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and subsidiaries
Statement of Cash Flows*
- millions of dollars –

	Three months ended		Year ended
	December 31		December 31

	2010	2009	2010	2009

Cash flow from operation activities:
Net income (loss) for the period	(25.780)	(34.569)	(79.198)	(95.670)
Charges (credits) to income not affecting resources:
Depreciation & amortization	17.238	17.429	63.207	54.974
Other non-cash items	36.082	37.428	109.365	108.464
Total non-cash items	53.320	54.857	172.572	163.438
Changes in assets & liabilities	10.074	1.735	(19.082)	(20.335)
Total adjustments	63.394	56.592	153.490	143.103
Net cash provided by operating activities	37.614	22.023	74.292	47.433

Cash flow from investing activities:
Proceeds from sales of assets	0.496	3.949	5.313	15.784
Payments for purchases of assets	(7.306)	(7.404)	(22.190)	(60.941)
Sale of share of subsidiaries			4.062
Common stock decrease of subsidiaries				(0.202)
Dividends from non-consolidated subsidiaries				0.643
Net cash used in investment activities	(6.810)	(3.455)	(12.815)	(44.716)

Cash flow provided by financing activities:
Short-term borrowings (net)	(0.081)	1.321	0.455	0.382
Sale (repurchase) of accounts receivable (net)	(1.734)	(34.721)	(8.787)	(56.388)
Repayment of long-term debt	(5.350)	(15.229)	(60.071)	(55.719)
Proceeds from issuance of long-term debt	10.007	10.920	60.598	19.752
Acquisition of treasury shares, net			(0.013)
Net cash provided by (used in) financing activities	2.842	(37.709)	(7.818)	(91.973)
Exchange losses on cash	1.365	3.615	4.416	5.053
Net (decrease) increase in cash	35.011	(15.526)	58.075	(84.203)
Cash at beginning of period	107.308	99.770	84.244	168.447
Cash at end of period	142.319	84.244	142.319	84.244

* Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.